SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

EXTRAORDINARY SHAREHOLDERS’ MEETING

CALL NOTICE

Shareholders of GAFISA S.A. (“Company”) are summoned to hold a meeting on December 20, 2017, at 10:00 a.m., on second call, at the Company’s headquarters, in the City and State of São Paulo, at Avenida das Nações Unidas, 8.501, 19º andar, in an Extraordinary Shareholders’ Meeting to resolve on the Company’s capital increase of up to three hundred million Reais (R$300,000,000.00), and partial ratification is possible in case of subscription of, at least, two hundred million and ten Reais (R$200,000,010.00), by means of the issue for private subscription of at least, thirteen million, three hundred, thirty-three thousand, three hundred and thirty-four (13,333,334) and, at most, twenty million (20,000,000) non-par, registered, book-entry, new common shares, at a price per share of R$15.00 based on Article 170, Paragraph 1, item III of Law No. 6.404/76, of which R$0.01 per share shall be allocated to the capital stock and R$14.99 per share to the capital reserve, pursuant to Article 182, Paragraph 1, “a”, of Law No. 6.404/76.

General Information:

ð  Documents and information provided for in CVM Instruction No. 481 of December 17, 2009, were sent to Brazilian Securities and Exchange Commission – CVM, through the Periodic Information System (IPE), pursuant to Article 6 of referred Instruction and are available to Shareholders at the Company’s headquarters, at its Investor Relations website (www.gafisa.com.br/ri/), and at the websites of B3 S.A. – Brazil, Stock Exchange and OTC (www.b3.com.br) and Brazilian Securities and Exchange Commission (www.cvm.gov.br).

ð  The shareholders may attend the Meeting personally or through attorney-in-fact duly empowered.

ð  The shareholders or his legal representative shall attend the Meeting bearing his identity document.

ð  The shareholders participating in the Fungible Custody of Registered Shares of– B3 S.A. – Brazil, Stock Exchange and OTC intending to attend the Meeting shall submit an updated statement of their shareholding position provided by custodian institution within 48 hours prior to the Meeting.

ð  We request the proxies with special powers for Shareholder’s representation at the Extraordinary Shareholders’ Meeting to which this call notice refers to be deposited at the Company’s headquarters, at the Investor Relations Department until December 18, 2017.

São Paulo, December 12, 2017.

Odair Garcia Senra
Chairman of the Board of Directors

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 11, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer